Exhibit 99.1(b)
FIRST AMENDMENT
TO
EMPLOYMENT AGREEMENT
FOR
WILLIAM E. BLACKMON
     This First Amendment to Employment Agreement (this “Amendment”) is entered into this 6th day of February, 2007, by and among Park National Corporation, an Ohio corporation (“Park”); Vision Bank, an Alabama banking corporation (the “Employer” or the “Bank”); and William E. Blackmon (the “Executive”).
WITNESSETH
     WHEREAS, on September 14, 2006, Park, the Bank and the Executive entered into a certain Employment Agreement for William E. Blackmon (the “Agreement”); and
     WHEREAS, Park, the Bank and the Executive desire to amend the Agreement in order to clarify certain of its provisions; and
     WHEREAS, pursuant to Section 18 of the Agreement, the Agreement may be amended by mutual written agreement of the parties;
     NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows, intending to be legally bound hereby:
     1. New Section 20. Park, the Bank and the Executive hereby amend the Agreement by adding new Section 20 to the Agreement to read, in its entirety, as follows:
     20. Regulatory Limits. Notwithstanding anything to the contrary contained in this Agreement, Park, the Employer and the Executive acknowledge and agree that any payments made to the Executive by the Employer pursuant to this Agreement, or otherwise, are subject to and conditioned upon compliance with the provisions of 12 U.S.C. § 1828(k) and Part 359 of the FDIC’s regulations (12 C.F.R. Part 359), which provisions contain certain prohibitions and limitations on the making of “golden parachute” and certain indemnification payments by FDIC-insured depository institutions and their holding companies. In the event any payments to the Executive pursuant to this Agreement are prohibited or limited by the provisions of 12 U.S.C. § 1828(k) and/or Part 359 of the FDIC’s regulations, the Employer will use its commercially reasonable efforts to obtain the consent of the appropriate regulatory authorities to the payment by the Employer to the Executive of the maximum amount that is permitted (up to the amount payable under the terms of this Agreement).

     2. Capitalized Terms. All capitalized terms used and not defined in this Amendment shall have the meanings ascribed to such terms in the Agreement.
     3. No Other Amendment. Except as explicitly set forth in this Amendment, the terms and provisions of the Agreement shall remain in full force and effect in accordance with the terms thereof.
     4. Governing Law. This Amendment will be construed in accordance with, and pursuant to, the laws of the State of Ohio.
     IN WITNESS WHEREOF, the parties have executed this Amendment on the date first written above.

PARK NATIONAL CORPORATION

By:	/s/ C. Daniel DeLawder

Printed Name: C. Daniel DeLawder
Title:	Chairman of the Board and Chief
Executive Officer

VISION BANK, an Alabama banking
corporation

By:	/s/ Andrew W. Braswell

Printed Name:	Andrew W. Braswell

Title:	EVP/Sr. Credit Officer

EXECUTIVE
By:	/s/ William E. Blackmon

William E. Blackmon

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